UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Force Protection Video Equipment Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

34520J207

(CUSIP Number)

Christopher Miglino

C/O SRAX, Inc.

2629 Townsgate Road #215

Westlake Village, CA 91361

(323) 694-9800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 4, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34520J207	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SRAX, Inc. IRS Employer Identification No. 45-2925231
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION SRAX, Inc. a Delaware Corporation Principal Offices located at: 2629 Townsgate Road #215 Westlake Village, CA 91361

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 149,562,566,584
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 149,562,566,584
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,562,566,584
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.94%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 34520J207	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Miglino
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Sates of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 149,562,566,584
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 149,562,566,584
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,562,566,584
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.94%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 34520J207	13D

Item 1. Security and Issuer.

This joint Schedule 13D relates to 149,562,566,584 shares of Common Stock (the “Shares”) of Force Protection Video Equipment Corp., a Florida Corporation (“FPVD”), with its principal offices located at 2629 Townsgate Road #215, Westlake Village, CA 91361.

Item 2. Identity and Background.

SRAX, Inc. (“SRAX”) is the holder of record of the shares described in this Schedule 13D. SRAX is a corporation incorporated in the state of Delaware and is publicly traded on the Nasdaq Capital Market under the ticker [SRAX]. SRAX is primarily engaged in software as a service business related to its Sequire platform. SRAX’s principal business address is 2629 Townsgate Road #215, Westlake Village, CA 91361.

Christopher Miglino, is the CEO and chairman of the Board of Directors of SRAX, and has voting and dispositive control with respect to the Shares.

(a)	Christopher Miglino
(b)	2629 Townsgate Road, #215, Westlake Village, CA 91361
(c)	CEO and Chairman of the Board of SRAX, Inc.
(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).\
(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	United Sates of America

Item 3. Source or Amount of Funds or Other Consideration.

The Shares described in this Schedule 13D were issued to SRAX as a result of a share exchange agreement entered into by and between SRAX, FPVD and other third parties pursuant to which SRAX divested its wholly owned subsidiary, BIG Token, Inc. (“BIG Token”) in exchange for the Shares, and 5,000,000 shares of FPVD’s Series A Preferred Stock, which entitles the holder to vote as a class with the Common Stock. Each share of Series A Preferred Stock is entitled to 200 votes per share.

Item 4. Purpose of Transaction.

The purpose of the acquisition was to complete the divesture of BIG Token, SRAX’s wholly owned subsidiary. SRAX currently holds the Shares as restricted securities and has no current agreement to sell or dispose of any of the Shares. Notwithstanding, by ownership of the Shares, SRAX has unilateral control over FPVD in all matters of voting, including election of directors as of the date hereof.

SRAX may from time to time review their ownership of the Shares on the basis of various factors, including FPVD’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Shares in particular, as well as other developments. Based upon such review, SRAX will take such actions in the future as SRAX may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, including applicable securities laws, SRAX may determine to dispose of some or all of the Shares currently owned either in the open market or in privately negotiated transactions.

SRAX reserves the right to be in contact with members of FPVD’s (i) management, (ii) Board of Directors, (iii) other significant shareholders, and (iv) others regarding alternatives that FPVD could employ to increase shareholder value.

SRAX further reserves the right to act in concert with any other shareholders of FPVD, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to FPVD’s management, its Board of Directors, or its shareholders and others.

Item 5. Interest in Securities of the Issuer.

(a)	SRAX owns 149,562,566,584 shares of Common Stock of FPVD, accounting for approximately 65.94% of the Issuer’s outstanding Common Stock. SRAX, at the direction of its management and Board of Directors, has the sole power to vote or dispose the Shares.
(b)	Mr. Miglino serves as the chairman and CEO of SRAX and, at the direction of the Board of Directors of SRAX, will have the right to vote and dispose of the Shares. As of May 18, 2021, Mr. Miglino is also serving as the interim principal executive officer of FPVD.
(c)	None.
(d)	N/A
(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Miglino, is the CEO and Chairman of the Board of SRAX.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1 – Share Exchange Agreement entered into on September 30, 2020 by and between FPVD, SRAX, and Paul Feldman. (Incorporated by reference as Exhibit 10.01 to FPVD’s Form 8-K filed on October 5, 2020).

Exhibit 2 – Amendment to Share Exchange Agreement entered into on January 27, 2021. (Incorporated by reference as Exhibit 10.01 to FPVD’s Form 8-K filed on February 17, 2021).

CUSIP No. 34520J207	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SRAX, Inc.

/s/ Christopher Miglino
Insert Name

CEO
Insert Title

May 27, 2021
Insert Date